11022202

*PLS 9/7/11

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50337

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/10 (MM/DD/YY) AND ENDING 06/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Commonfund Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 Old Danbury Road
(No. and Street)

Wilton (City) CT (State) 06897 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ann L. Chu 203-563-5085
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ann L. Chu, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Commonfund Securities, Inc., as of June 30, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ELEANOR F. ROYSTON
NOTARY PUBLIC
MY COMMISSION EXPIRES SEP. 30, 2016

Signature

Controller
Title

Eleanor F. Royston
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Commonfund Securities, Inc.
(A wholly-owned subsidiary of The Common Fund for Nonprofit Organizations)
Statement of Financial Condition
June 30, 2011

Assets	
Cash and cash equivalents	$ 15,408,304
Receivables from affiliated organizations	1,212,274
Deferred tax asset	1,287,860
Property and equipment, at cost, less accumulated depreciation and amortization (Note 2)	76,503
Prepaid expenses and other assets	200,080
Other receivables	81,574
Total assets	$ 18,266,595
Liabilities and Shareholder's Equity	
Accounts payable and accrued expenses	$ 7,569,957
Current tax liability	986,140
Payable to affiliated organizations	323,092
Total liabilities	8,879,189
Commitments and contingencies (Note 7)	
Common stock ($0.01 par value, 1000 shares authorized, issued and outstanding)	10
Paid-in-capital	3,555,418
Retained earnings	5,831,978
Total shareholder's equity	9,387,406
Total liabilities and shareholder's equity	$ 18,266,595

The accompanying notes are an integral part of this financial statement.